

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 18, 2017

David T. Pearson
Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

> **Re: Vonage Holdings Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response Dated December 7, 2016**
> **File No. 001-32887**

Dear Mr. Pearson:

We have reviewed your December 7, 2016 response to our comment letter and have the following comment. Please comply with the following comment in your next filing. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2016 letter.

Financial Statements

Note 14. Segment Information, page F-41

1. We note from your response to comment 1 and information provided in our conference call on January 5, 2017, that you intend to report separately the Residential and Business operating segments beginning in the first quarter of 2017 because those operating segments no longer exhibit similar economic characteristics upon the integration of Nexmo, which you acquired in June 2016. We further note that you intend to consider Nexmo as part of your Business operating segment in conducting your analysis of segment reporting under ASC 280 as of December 31, 2016, and that you do not believe Nexmo is a separate operating segment. Accordingly, we believe that the Residential and

Business operating segments do not exhibit similar economic characteristics and should not be aggregated as of December 31, 2016, as the influence of Nexmo on the profitability of the Business operating segment will not have changed from 2016 to 2017.

We further note from our conference call that investors value the Residential and Business operating segments differently due to their differing stages of maturity. Accordingly, we believe that aggregation of the Residential and Business operating segments is not consistent with the objectives of the segment standard of providing information about the different types of business activities and environments to help users better understand your performance, assess the prospects for future net cash flows, and make more informed judgments about the entity as a whole.

Based on the reasons above, please confirm to us that you will not aggregate the Residential and Business operating segments in your segment reporting as of December 31, 2016, as they do not meet the aggregation criteria set forth in ASC 280-10-50-11.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551- 3810 with any other questions.

Sincerely,

/s Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications